Exhibit 99.1

NQ Mobile Inc. Releases a Letter to Shareholders from the Chairman of the Board

BEIJING, Feb. 7, 2018 -- NQ Mobile Inc., a leading smart car and smart ride company, today released a letter to shareholders from Dr. Vincent Wenyong Shi, Chairman of the Board. The complete letter is included below:

Dear Shareholders,

When I accepted the position of Chairman of the Board in 2014, I was focusing on two priorities. The first was to make sure our business was positioned for the future development, and second was for our shareholders to recognize the value of what we had already created. In order to seize the opportunities arising from the smart car industry, and to position the company for that future development, the company acquired a controlling stake of Linkmotion Holdings Ltd., a smart car company in 2015. In addition, we also unveiled the future roadmap of our rebranding business plan around our new focus as a smart car and smart ride company in January 22, 2018. To fulfill the second objective, we set out on a path to divest and monetize many of our existing smartphone related businesses that would not be a part of our smart car related business focus in the future.

Looking back over this monetization effort, our goal was to sell certain existing businesses for cash and for the underlying value of our businesses to ultimately be unlocked and recognized by our shareholders.

The divestment and sales process took much longer than anticipated, for a variety of reasons that were outside of our control. This extended length of time, combined with the adjustments in ultimate divestment and sales path, has led to shareholders' uncertainties and concerns during and subsequent to the completion of the divestment and sales transaction. I'd like to share some information related to this divestment and sales transaction in order to clear up any lingering questions that our shareholders may have.

First, I believe that all material aspects of the FL Mobile divestment and the sale of Beijing Showself's live social video businesses were publicly disclosed, including my participation and role in the purchasing group. Any related party elements pertaining to my involvement in the purchasing group were considered by the Board's independent directors and audit committee, who approved all relevant matters with the support of professional appraiser. Second, Tongfang Investment Fund Series SPC ("Tongfang") is an independent third party that led the purchasing group, which I joined anew for this specific transaction, to purchase from the Company certain equity interests of FL Mobile and Beijing Showself. I have been facilitating the transaction and acted as a trustee for our Company when the purchasing group requested that the shares should be registered under a new individual shareholder to satisfy structural arrangements related to future capital market requirements of the divested assets. The arrangements are made to ensure the successful completion of the transaction. The transaction completed on December 14, 2017, and the total consideration received by us as of December 14, 2017 amounted to approximately RMB3.32 billion in cash and senior note from Tongfang. The majority of the cash received has been in Chinese currency, which factors into our overall cash and treasury functions especially as it relates to foreign currency needs under the tight regulation of the Chinese foreign exchange body.

While the prolonged process and complications associated with the divestment and sales transaction left undesired uncertainties and frustrations among the shareholders, I believe the outcome will be undeniably positive for our future. The Company's cash, cash equivalents, term deposits and restricted cash as of the last reported results on September 30, 2017 totaled $248.8 million. Between September 30, 2017 and December 31, 2017, the Company also received approximately $220 million more in cash from Tongfang. In addition, the Company has a senior note from Tongfang worth approximately RMB1.77 billion that bears interest of 8% per annum. Our cash and equivalents position has put NQ Mobile in a strong position to address future smart car and smart ride business opportunities.

An important part of our monetization plans contemplated leveraging our cash balance position to achieve specific shareholder friendly actions including buybacks.  On November 13, 2017, the board authorized the Company to repurchase up to US$150 million of its shares or convertible notes over the next 12 months and to date we have used $93 million.  This included the early redemption of $88 million of the Company's outstanding convertible notes and about $5 million for the repurchase of ADSs on the open market. The average price of the ADSs repurchased so far is $3.95.

As we have completed our divestment and sales transaction, it is important to focus on our new business and we are excited about our future. The management team is moving forward swiftly and expect to commercially launch our smart ride business in the summer. This will include forming more partnerships that will be important to the ecosystem around this unique passenger-centric service.  These partnerships will continue to validate the opportunity and we look forward to sharing these with you in the coming weeks and months ahead.

I am keenly aware of the past frustrations among shareholders, but want you to know that our plans and goals were specifically initiated to help us be poised for what we are doing right now in our business plans. We must now deliver and execute on these business objectives and earn the confidence of our shareholders again. We will also continue to share our progress with our shareholders and communicate with the market as we deliver results.

On behalf of the Management Team, I wish to express appreciation and gratitude for all of your support and patience.  We are well positioned for the future and are determined to enable our shareholders to benefit from our businesses going forward.

With sincerity and determination,

Vincent

About NQ Mobile Inc.

NQ Mobile Inc. ("Link Motion" NYSE: NQ) is a leading smart ride business. Link Motion's portfolio of offerings includes enabling technology solutions and secure connected carputers for the ecosystem of car businesses, consumer ride sharing services, as well as legacy mobile security, productivity and other related applications. For more information on Link Motion, please visit http://www.lkmotion.com.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Investor Relations:

NQ Mobile Inc.
Email: investors@nq.com
Phone: +1 303 885 8688
Phone: +86 10 6452 2017
Twitter: @NQMobileIR

2